

July 6, 2007

<u>Via Facsimile (202) 628-7437 and U.S. Mail</u>

Eric Bernthal, Esq.
Latham & Watkins LLP
555 Eleventh Street NW, Suite 1000
Washington, DC 20004

> **Re:** **Registration Statement on Form S-4 filed June 8, 2007; as amended**
> **June 27, 2007**
> **File No. 333-143629**
>
> **Point.360**
> **Schedule TO-T filed June 27, 2007 by DG FastChannel, Inc.**
> **Schedule 13D filed December 28, 2006 by DG FastChannel, Inc., as**
> **amended January 3 and 8, 2007**
> **SEC File No. 005-52979**

Dear Mr. Bernthal:

We have reviewed your filings and have the following comments. Note that our review has been limited to the issues raised in our comment. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form S-4</u>

1. Under Rule 14d-2(a), a bidder will be viewed as having commenced its tender offer if the bidder first publishes, sends, or otherwise provides the means to tender. Because you prematurely filed a letter of transmittal that may have been executed by security holders, you have improperly commenced its tender offer. You should provide immediate notice that the offer had not yet commenced, install a mechanism whereby security holders would have any of their tendered shares returned, and ensure that the depositary and information agent would be

given instructions on how to direct security holders to recover any of their shares and, assuming they have since received adequate disclosure materials, before tendering again. See Telephone Interpretation I.I.2 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at www.sec.gov.

2.   Although the requirement to deliver a final prospectus has been eliminated under Regulation M-A for exchange offers commenced before effectiveness of the registration statement, offerors still must file a final prospectus. The obligation to file a final prospectus is not satisfied by the filing of an amendment to the registration statement before effectiveness. See Telephone Interpretation I.E.3 (Manual Supplement dated July 2001) for more information. Please confirm to us that you will satisfy its obligation to file a final prospectus, after effectiveness, in accordance with the above interpretation.

3.   Please provide us with your detailed legal analysis of the applicability of Rule 13e-3 to this tender offer and the related transactions. We note that you are the beneficial owner of 13.25% of the common stock of the target company. We also note that Mr. Bagerdjian is the beneficial owner of approximately 25% of the common stock of the target company and will continue being a security holder in the combined company. To the extent necessary for your analysis, please describe the background of the transaction in a more complete manner. After reviewing this information, we may raise additional comments.

Selected Consolidated Historical Financial Information, page 16

4.   Revise to include complete summarized financial information required by Item 1010(c) of Regulation M-A. Because the financial information required by Item 1010(a) and (b) has been incorporated by reference into Schedule TO, all of the summarized financial information required by Item 1010(c) must be disclosed in the disclosure document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO. In addition, refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at www.sec.gov for additional guidance.

The Offer – Conditions of the Offer, page 47

5.   We note you have reserved the right to assert the occurrence of any of the conditions to the offer "at any time and from time to time." Defining the conditions as an ongoing right that may be asserted "at any time and from time to time" suggests that conditions to the offer may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this

section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

6.   Refer to the penultimate paragraph of this section (page 49) relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Extension, Termination and Amendment, page 49

7.   The first sentence in this section indicates that the company may terminate the offer at any time for any reason. The right to terminate the offer for any reason would render the offer illusory. Please revise here and throughout the offer document to eliminate this right or clarify.

Withdrawal Rights, page 51

8.   Please revise the offer document to provide the withdrawal rights set forth in Section 14(d)(5) of the Securities Exchange Act of 1934.

Information Concerning Directors and Executive Officers of DG FastChannel, page 91

9.   We note that your Schedule TO incorporates by reference the Offer to exchange filed with the Registration Statement on Form S-4. Please revise to eliminate "double incorporation" from the Form S-4 by reference to additional documents. See Rule 12b-23(b) under the Exchange Act. Please apply this comment to all of your disclosure, as appropriate.

10.   Schedule TO does not permit you to "forward incorporate" by reference to additional documents you may file between the date of filing of the Schedule TO and the expiration date of your offer. Rather, you are under an obligation to amend the Schedule TO whenever the information disclosed materially changes. See Rule 14d-3(b)(1). Please revise the language to the contrary on page 92 of your offer document.

Schedule 13D

11.   We note in the Background section of your offer document that you made an initial proposal to acquire Point.360's ADS business or the entire company in September 2006 and that you continued negotiations through January 2007. We also note your disclosure in Item 4 of the Schedule 13D and its January 2007 amendments indicating that you did not have any plans or proposals that related to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of the schedule. Please tell us how your disclosure complies with the requirements of the schedule. After reviewing this information, we may raise additional comments.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the bidders are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from each of the bidders acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions